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                             February 3, 2023

       Yifan Liang
       Chief Financial Officer and Corporate Secretary
       Alpha and Omega Semiconductor Limited
       Clarendon House, 2 Church Street
       Hamilton HM 11 Bermuda

                                                        Re: Alpha and Omega
Semiconductor Limited
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2022
                                                            Form 10-Q for the
Fiscal Quarter Ended September 30, 2022
                                                            Filed September 20,
2022 and November 7, 2022
                                                            File No. 001-34717

       Dear Yifan Liang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2022

       Notes to Condensed Consolidated Financial Statements
       Segment and Geographic Information, page 27

   1. We note your discussion of revenues by Computing, Consumer, Communications, and
                                                        Power Supply and
Industrial in your earnings call for the fiscal quarter ended September
                                                        30, 2022. In future
filings, please provide disaggregated revenue by category, consistent with you earnings
calls. Refer to Paragraphs 5 and 6 of ASC 606-10-50 for guidance.

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 35

   2. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to
identify the principal factors contributing to the inflationary
 Yifan Liang
Alpha and Omega Semiconductor Limited
February 3, 2023
Page 2
         pressures the company has experienced and clarify the resulting impact to the company.
         Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723
with any questions.



FirstName LastNameYifan Liang                      Sincerely,
Comapany NameAlpha and Omega Semiconductor Limited
                                                   Division of Corporation
Finance
February 3, 2023 Page 2                            Office of Manufacturing
FirstName LastName